Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

IZO Spirits, Inc.
5404 Napa Street, Suite 300
San Diego, CA 92103
www.izospirits.com

Up to $1,070,000.00 in Class B Non-voting Common Stock at $1.25
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: IZO Spirits, Inc.
Address: 5404 Napa Street, Suite 300, San Diego, CA 92103
State of Incorporation: DE
Date Incorporated: December 21, 2020

Terms:

Equity

Offering Minimum: $10,000.00 | 8,000 shares of Class B Non-voting Common Stock
Offering Maximum: $1,070,000.00 | 856,000 shares of Class B Non-voting Common Stock
Type of Security Offered: Class B Non-voting Common Stock
Purchase Price of Security Offered: $1.25
Minimum Investment Amount (per investor): $250.00

Forward-Looking Information

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based Perks:

Friends & Family:

Invest within the first 96 hours and receive 6% bonus shares.

Early Bird:

Invest within the following 72 hours and receive 5% bonus shares.

Time Running Out:

Invest within the next 72 hours and receive 4% bonus shares.

Last Chance:
Invest within the following 96 hours and receive 3% bonus shares.

Volume-Based Perks:

Tier 1:

$500 – Receive an IZO hat and 1% bonus shares.

Tier 2:

$1,000 – Receive an IZO hat and flask and 2% bonus shares

Tier 3:

$5,000 – Receive 2 IZO hats and 2 flasks and 3% bonus shares

Tier 4:

$10,000 – Receive 2 IZO hats, 2 Flasks, 2 IZO Mezcal Glasses and 4% bonus shares

Tier 5:

$20,000 – Receive 2 IZO hats, 2 Personalized Flasks, a Set of 4 IZO Mezcal Glasses and a Case of 6 of our IZO Spirits and 7% bonus shares

Tier 6:

$50,000 – Receive 2 IZO hats, 2 Personalized Flasks, a Set of 4 IZO Mezcal Glasses, All 8 of the IZO Products and Dinner with the IZO Directors (at least 2 of the 4) at Javier's Restaurant in La Jolla and 10% bonus shares

**All perks occur when the offering is completed.*

<u>**The 10% StartEngine Owners' Bonus**</u>

Izo Spirits, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Non-

voting Common Stock at $1.25 / share, you will receive 110 shares of Class B Non-voting Common Stock, meaning you'll own 110 shares for $125. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

During the live offering, Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

**The perks do not stack, i.e. investors can only recieve one tier or classification of investment incentive. Investors will be awarded the highest tier or classification for which they qualify.*

The Company and its Business

Company Overview

IZO Spirits, Inc is engaged in the production, importation and sale of distilled spirits originating in Mexico. These include various types of Mezcal, Sotol, Bacanora and Tequila. Through various distributors and a direct sales staff, IZO Spirits, Inc. currently sells its products to the general public in eight U.S. states. Expansion to Florida is scheduled for the last quarter of 2021. Sales in Mexico are scheduled to start at Costco in August of 2021 and sales in Canada are scheduled to begin during the last quarter of 2021.

Corporate History

In mid-2017 Belzmart Group, LLC was formed as a Delaware Limited Liability Company by Gaston Martinez, Torrey Belzberg and Linda Belzberg. Belmart Group LLC is the majority shareholder of IZO Spirits, Inc. IZO Spirits, Inc. is a C-corporation formed in 2020. IZO Spirits, Inc. owns 97% of the shares of a Mexican corporation, LTD Destilados SAVI CP, which distills and bottles the majority of the IZO products.

Competitors and Industry

The company is involved in the Mexican Spirits industry which is currently dominated by the sale of Tequila. Mezcal, Sotol and Bacanora are less well-known Mexican spirits that are now gaining more traction and renown in the spirits industry. Mezcal sales are rapidly growing, with USD sales projected to be $733,000,000 by 2027, at a growth rate of 13.9%.* The dominant players in the sale of Mezcal are Illegal, El Silencio, Montelobos and Casamigos, but our most direct competitor is considered to be El Tinieblo, which recently completed its own Start Engine campaign. IZO Spirits, Inc. is a small Mexican Spirits company that is rapidly expanding due to its extensive product line and high-quality products, and its ability to supply the demand of the

U.S., Mexican and Canadian markets. It currently has distribution in 8 U.S. States, with more states projected during 2021. In the third quarter of 2021 IZO Spirits, Inc. sales are beginning in Mexico. Sales in Canada are scheduled to begin in the fourth quarter of 2021. IZO has a more diversified portfolio of Mexican Spirits than all of its competitors, including the largest Mezcal companies, as it offers two different Mezcal Joven products, including a "Well" product, a 47% ABV product, a Mezcal Reposado, a Mezcal Anejo, a Mezcal Ensamble, a Sotol, a Bacanora and an Extra Anejo Cristalino Tequila.

* Data Bridge Market Research 12/14/2020

Current Stage and Roadmap

The company currently has completed production of eight different products and is now offering those products for sale in the U.S. Products currently available are: Mezcal Joven 42% ABV (This is the "well" mezcal, and with a modified packaging it is sold at Select Costco stores), Mezcal Joven 47% ABV, Mezcal Ensamble Joven, Mezcal Reposado, Mezcal Angejo, Sotol, Bacanora and Extra Anejo Cristalino Tequila.

Our distribution is rapidly growing due to recent distribution contracts in Nevada and Illinois, direct sales to selected Costco stores in Los Angeles, San Diego and Arizona and over 80 new points of sale in Los Angeles and San Diego counties. The first delivery of product to an East Coast distributor who distributes in New York, New Jersey, Pennsylvania and Delaware was made in May of 2021. A 10 pallet order is being delivered to Costco Mexico in August of 2021. Distribution to Alberta Canada is planned for the fourth quarter of 2021. Distribution to Florida is expected to begin in the fourth quarter of 2021.

The company's subsidiary in Mexico, LTG Destilados SAVI, CP has also delivered the first order of Mezcal to a major U.S. Spirits Company in February, which company has now placed a second and third order. Based on our projections for the rest of 2021, a minimum of $300,000 in revenues in 2021 is expected from this relationship. All projected revenues of both IZO Spirits, Inc (based upon existing distribution channels) and its subsidiary LTG Destilados, are expected to exceed $1,500,000 in 2021, and if most of the additional distribution points that are currently in negotiation are achieved, sales over the next year should exceed $2,328,500. All future projections are subject to change, please refer to our risk factors in our offering materials. To achieve the above revenue goals our total costs (including variable and fixed costs) are estimated at 2,562,675 over the next year.

Our future roadmap includes:

By the end of 2021 the company anticipates having doubled its current production capacity at its existing distillery.

In less than 3 years the company anticipates having built and moved to a new "state of the art" distillery in Durango, Mexico, which will allow for triple its current production capacity.

The Team

Officers and Directors

Name: Gaston Martinez

Gaston Martinez's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President
  Dates of Service: December 21, 2020 - Present
  Responsibilities: Overall operations of the Company. Monthly salary of $10,0000. No other compensation, except for ownership of 3,590,000 of Class A Voting Stock

- **Position:** Director
  Dates of Service: December 21, 2020 - Present
  Responsibilities: Board of Director decisions

Other business experience in the past three years:

- **Employer:** Belzmart Group, LLC
  Title: Manager
  Dates of Service: July 13, 2017 - Present
  Responsibilities: Overall Day to Day Operations

Name: Linda T. Belzberg

Linda T. Belzberg's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Vice President
  Dates of Service: December 21, 2020 - Present
  Responsibilities: Oversight of General Operations

- **Position:** Director
  Dates of Service: December 21, 2020 - Present
  Responsibilities: Board of Director decisions.

Other business experience in the past three years:

- **Employer:** Belzmart Group, LLC
  Title: Manager
  Dates of Service: July 13, 2017 - Present

Responsibilities: Oversight of General Operations

Name: Torrey Belzberg

Torrey Belzberg's current primary role is with . Torrey Belzberg currently services N/A hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Vice President
  Dates of Service: December 21, 2020 - Present
  Responsibilities: Oversight of General Operations

- **Position:** Director
  Dates of Service: December 21, 2020 - Present
  Responsibilities: Board of Director Decisions

Other business experience in the past three years:

- **Employer:** Belzmart Group, LLC
  Title: Manager
  Dates of Service: July 13, 2017 - Present
  Responsibilities: Oversight of Day to Day Operations

Name: Harry R Bigham

Harry R Bigham's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Secretary
  Dates of Service: December 21, 2020 - Present
  Responsibilities: Day to day operational and organizational duties. Total monthly salary of $6000/month

- **Position:** Treasurer
  Dates of Service: December 21, 2020 - Present
  Responsibilities: Oversight of Company Financial Information, formation of budgets, oversight and review of all accounting, including review of invoices and authorization for all company expenditures and coordinating the preparation and filing of tax returns.

- **Position:** Director
  Dates of Service: December 21, 2020 - Present
  Responsibilities: Board of Director decisions

Other business experience in the past three years:

- **Employer:** Belzmart Group, LLC
  Title: Chief Financial Officer
  Dates of Service: June 27, 2019 - Present
  Responsibilities: Oversight of company financial information; preparation of budgets; preparation of short term cash flow needs; review, approval and payment of invoices; review and oversight of collection of accounts receivable; coordination and filing of company tax returns

Other business experience in the past three years:

- **Employer:** Pacific West Realty Group
  Title: Vice President
  Dates of Service: November 19, 1998 - Present
  Responsibilities: Oversight of day to day operations

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class B non-voting stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to

provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Class B non-voting stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Class B non-voting stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable

to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with No Voting Rights
The Class B non-voting stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority

holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
IZO Spirits, Inc. was formed on December 23, 2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any

shares once our directors determine that we are financially able to do so. IZO Spirits, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that IZO Spirits, Inc. is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other

relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Trademark and Tradedress Protection

IZO Spirits, Inc has a trademark in the United States and a comparable Registration in Mexico for the use of the brand name, "IZO". If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses.

Alcohol Importation Risk

IZO Spirits, Inc. is engaged in the business of manufacturing alcoholic beverages in Mexico, then importing, distributing and selling its products in the United States. As such, a change in the import taxes or import laws could seriously impact the ability of the company to continue operations and therefore make the future viability of the company uncertain.

COVID-19

The impact upon distribution and sales of the company's products is directly related to an open economy. Closures of bars and restaurants as caused by COVID-19 has a negative impact on the company's ability to sell its products. An economy in which there is an indefinite period of time of such closures, would have a negative impact on the company's ability to continue its operations.

Reliant on import costs and fluctuation of the exchange market for international currency.

We manufacture our spirits in Mexico and all costs are paid for in Mexican Pesos. The final product is imported to the U.S. and paid for in U.S. dollars. This means that the cost of our production will fluctuate in accordance with the exchange rate of the Mexican Peso versus the U.S. dollar. Over the past several years, this exchange rate

has had material fluctuations and we expect it will continue to fluctuate. If the U.S. dollar becomes significantly weaker compared to the Mexican Peso, our products are likely to cost more and inversely impact our profitability.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Belzmart Group, LLC (Gaston Martinez – 35.90% Linda T. Belzberg – 35.67% Harry R. Bigham – 20.00% Torrey W. Belzberg - 8.43%)	20,000,000	Class A Voting Stock Common Stock	100.0

The Company's Securities

The Company has authorized Class A Voting Stock Common Stock, and Class B Non-voting Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 856,000 of Class B Non-voting Common Stock.

Class A Voting Stock Common Stock

The amount of security authorized is 20,000,000 with a total of 20,000,000 outstanding.

Voting Rights

1 vote per share

Material Rights

There are no material rights associated with Class A Voting Stock Common Stock.

Class B Non-voting Common Stock

The amount of security authorized is 3,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Non-voting Common Stock.

Material Rights

There are no material rights associated with Class B Non-voting Common Stock.

What it means to be a minority holder

As a minority holder of IZO Spirits, Inc., you will have limited rights in regards to the

corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

The Company has not had any recent offering of securities in the last three years.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Belzmart Group, LLC was formed in mid 2017, but spent the first 18 months in design and development of its product, which included locating and refurbishing a distillery in Durango, Mexico where most of its current product is produced. Therefore there were no revenues for the company until 2019. The first pallets of Mezcal were imported to the U.S. in January of 2019, and sales were relatively slow until near the end of the year, when a contract was entered into with Costco San Diego. During the last four months of the year, revenues increased from roughly $800 per month (for the first eight months) to approximately $7,000 per month for the last four months. This resulted in annual sales in 2019 of $36,086 of Mezcal Joven. Of this amount Costco San Diego and Arizona (the Arizona stores are controlled by the Costco San Diego Buyer) represented $23,217, Restaurants, Bars and Retail Outlets accounted for $8,729 and a distributor in LA represented $4,140.

Throughout 2020 we maintained our relationship with Costco San Diego. In 2020 we also expanded our product line to offer 4 other Mezcal products, as well as Sotol, Bacanora and Extra Anejo Cristalino Tequila. The expanded product line was first imported into the U.S. in the fourth quarter of 2020, at which time greater penetration into the Los Angeles and San Diego retail markets was realized, as well as some limited penetration into bars and restaurants, despite the restrictions and diffictulties of dealing with the COVID-19 pandemic.

In addition, in late 2020 a 5 year contract was entered into with Cutwater Spirits, Inc., under which our distillery , which was owned and operated by a subsidiary of Belzmart Group, LLC, known as LTG Destilados, SAPI CV, produces Mezcal for Cutwater Spirits, Inc. (The shares of LTG Destilados owned by Belzmart Group, LLC were sold to IZO Spirits, Inc. on January 1, 2021 Under the Asset Purchase Agreement, so LTG is now a subsidiary of IZO Spirits, Inc.)

Consequently, in 2020 Costco sales were $79,875 in San Diego and Arizona, sales to restaurants, bars and retail outlets (liquor stores) were $16,653 and sales to distributors located in Illinois and Texas were $9,210, for a total of $105,738. In addition, LTG received revenues from Cutwater in the amount of $37,125 as a deposit on its first 6,000 liter order of Mezcal.

Expenses in 2019 are those related to operations of Belzmart Group, LLC which is

based in San Diego, CA, as well as the expenses incurred at the distillery in Durango. All expenditures related to the production of mezcal are reflected in the expenses reported by the CPA that conducted the financial review. For all intents and purposes, money wired from Belzmart to LTG in 2019 and 2020 was used to produce inventory which has since been imported to the U.S. or it was used to produce the Cutwater Mezcal, for which final payment was received in 2021 by LTG. Consequently, 2020 Cutwater revenues were used to offset $37,125 worth of expenditures at the distillery in Los Angeles, which reduced the amount of money Belzmart was required to transfer to LTG, but is not reflected as part of the expenses of Belzmart Group, LLC in 2020.

In late 2020 Costco Los Angeles began selling IZO Mezcal and at this time 11 stores in the LA area, 4 stores in San Diego and 6 stores in Phoenix/Tuscon are selling our product. We also have a contract to provide 10 pallets (approximately $115,000) to Costco Mexico, which is being delivered in August of 2021. Distribution to Los Angeles and San Diego retail outlets, bars and restaurants now exceeds 100 points of sale and grows by 8-10 new points of sale each month. Recently sales began to retail outlets, bars and restaurants in San Francisco. Distributors from Chicago/Illinois, Las Vegas/Nevada and New York (covering New York, New Jersey, Delaware and Pennsylvania) are currently selling our product. We are fulfilling the second and third Cutwater orders, each of 6,000 liters. Revenues and Accounts Receivable for IZO Spirits, Inc (including revenues at LTG) through the first six months of 2021 exceeded $500,000.

Increased expenses in 2020 over 2019 were relatively consistent year over year. The fixed costs to operate the distillery and to maintain the U.S. based operations remained relatively constant, although more inventory was produced, as reflected in the increase in Cost of Goods Sold and the increased value in inventory.

Historical results and cash flows:

In the future investors can expect that the costs of production will increase commensurate with an increase in sales. Fixed costs at both LTG and IZO Spirits, Inc should remain relatively constant.

Previous shortfall in cash flow has been partially covered through the initial capital contribution ($125,000 in 2017) of two of the three original founders of Belzmart Group, LLC. Later (in 2019 and 2020) shortfalls were covered through approximately $550,000 in loans from two of the current principals, a $150,000 loan from Bonnie L. Severson (Bigham's sister) and $250,000 in a capital Contribution by Bigham. At this time monthly sales are satisfactory to cover current monthly expenditures.

Due to rapid expansion in sales, it is anticipated that considerable additional inventory will be necessary, which means that large up-front material costs will be required ($150,000 to $250,000). Futhermore, without the production and installation of additional fermentation and distillation equipment ($225,000) IZO will not be able to meet the anticipated demand for its spirits. Day-to-day expenses can be met through the sale of current inventory and replacing current inventory can be met through projected monthly cash flow. However, increased production to meet

projected future sales requires additional capital. Additionally, the lease of the distillery in Durango is coming up for renewal in 2024, prior to which IZO Spirits, Inc. anticipates acquiring land and building a new state-of-the-art distillery. These activities will require additional capital which cannot be met through operational cash flow.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The company currently has $150,000 in short term loans to Pacific West Realty Group, 401K/Profit Sharing Plan FBO: Harry Bigham, $50,000 of which is due and payable on August 1, 2021.

The company currently has $150,000 in short term loans to shareholder Harry R. Bigham, which are due and payable on August 1, 2021 or upon the company's receipt of capital through the Start Engine campaign, whichever occurs first.

The company currently has $244,080.06 in short term loans to shareholder Linda T. Belzberg, which are due and payable on August 1, 2021 or upon the company's receipt of capital through the Start Engine campaign, whichever occurs first.

The company has a two year $150,000 loan with a third party, Bonnie L. Severson, which is due and payable on August 10, 2022.

The company has cash on hand at California Private Bank of $10,300 and accounts receivable of $117,000 through Park Street Imports. The Company's subsidiary, LTG Destilados also has cash on hand at Citibanamex in Durango, Mexico of $83,000 and accounts receivable from Cutwater Spirits of $42,500 and Costco Mexico of $114,000.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds from this campaign are needed for the company to be able to fund the production, bottling and distribution of company products to meet the current demand. Other than accounts receivable and cash on hand, the company does not currently have access to additional financial resources. Accounts receivable and cash on hand will provide the necessary capital for day to day operations at both the distillery in Durango, Mexico and at headquarters of IZO Spirits in San Diego, including marketing, advertising and sales efforts.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The company has been funded by its shareholders and one small third party loan to date, from a relative of one of the corporate officers. Day to day operational expenses can be covered by current revenue sources, and corporate officers have additional funds to loan to the company if day to day expenses exceed current revenues. In order to expand the production process by purchasing additional distillation equipment, to produce the various mezcal products and Sotol at the distillery in Durango, to purchase additional Bacanora and Tequila from the Company's partners in Sonora and Jalisco, respectively, to purchase the dry goods necessary to bottle and distribute all products to simply meet the current demand, the crowdfunding campaign funds are essential. The crowdfunding funds will also permit expansion into Florida and Canada, the distributors for which are currently on "hold" as at this time we cannot produce enough product for orders in our current markets and projected expansion orders in those locations.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The company will be able to operate indefinitely if just the minimum raise of $295,000 is achieved. Capital raised in excess of $295,000 will be used to retire debt and produce new inventory. Minimum monthly expenses are $37,000 per month for operations at both the distillery operated by LTG Destilados, and at the San Diego corporate offices of IZO Spirits, Inc. Monthly revenues based upon current points of sale, purchase orders and accounts receivable will produce approximately $50,000 per month in revenues throughout the remainder of 2021 and into 2022. The excess of revenues over expenses will be used to produce additional inventory, marketing and advertising.

How long will you be able to operate the company if you raise your maximum funding goal?

The Company will be able to operate indefinitely if it achieves its maximum funding goal. Capital raised in excess of $295,000 will be used to retire debt and produce new inventory. Minimum monthly expenses are $37,000 per month for operations at both the distillery operated by LTG Destilados, and at the San Diego corporate offices of IZO Spirits, Inc. Monthly revenues based upon current points of sale, purchase orders and accounts receivable will produce approximately $50,000 per month in revenues throughout the remainder of 2021 and into 2022. The excess of revenues over expenses will be used to produce additional inventory, marketing and advertising.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Future sources of capital will be company profit and the prospect of a second round of capital.

Indebtedness

- **Creditor:** Bonnie L Severson
  Amount Owed: $150,000.00
  Interest Rate: 6.0%
  Maturity Date: August 10, 2022

- **Creditor:** Bank of America Credit Card
  Amount Owed: $23,000.00
  Interest Rate: 0.0%
  Maturity Date: November 01, 2021

- **Creditor:** Linda Belzberg
  Amount Owed: $244,000.00
  Interest Rate: 6.0%
  Maturity Date: August 01, 2021

- **Creditor:** Pacific West Realty Group 401K/Profit Sharing Plan FBO: Harry Bigham
  Amount Owed: $50,000.00
  Interest Rate: 6.0%
  Maturity Date: August 01, 2021

- **Creditor:** Pacific West Realty Group 401K/Profit Sharing Plan FBO: Harry Bigham
  Amount Owed: $100,000.00
  Interest Rate: 6.0%
  Maturity Date: August 01, 2022
  Interest accrues and is paid at maturity

- **Creditor:** Harry Bigham
  Amount Owed: $150,000.00
  Interest Rate: 6.0%
  Maturity Date: August 01, 2021
  Interest is accruing and is paid at maturity

Related Party Transactions

- **Name of Entity:** Bonnie L. Severson
  Relationship to Company: Family member
  Nature / amount of interest in the transaction: The company has a $150,000 loan, payable monthly including interest only payments of 6% interest per annum all due and payable on August 10, 2022.
  Material Terms: $150,000 principal loan. 6% annual interest, payable on a monthly basis. All principal and interest is due on August 10, 2022.

- **Name of Entity:** Pacific West Realty Group 401K/PSP FBO: Harry Bigham
Names of 20% owners: Harry Bigham
Relationship to Company: Director
Nature / amount of interest in the transaction: Entity is a 15% owner of Belzmart Group, LLC, which entity owns 100% of IZO Spirits, Inc prior to the Start Engine Capital Raise and the Entity has $150,000 loaned to IZO Spirits, Inc of which $50,000 is due in less than 2 months. Harry Bigham is an officer and director of IZO Spirits, Inc and a principal of Belzmart Group, LLC
Material Terms: See above

- **Name of Entity:** Harry Bigham
Relationship to Company: Director
Nature / amount of interest in the transaction: Harry Bigham is an officer and director of IZO Spirits, Inc and has loaned $150,000 to IZO Spirits Inc. which is due in less than 60 days.
Material Terms: See Above

- **Name of Entity:** Linda T. Belzberg
Relationship to Company: Director
Nature / amount of interest in the transaction: LInda T. Belzberg is an officer and director of IZO Spirits, Inc. and a 35.7% owner of Belzmart Group, LLC, which entity owns 100% of the IZO Spirits shares prior to the CF Capital raise. Linda has loaned $244,000 which is due in less than 60 days.
Material Terms: See Above

Valuation

Pre-Money Valuation: $25,000,000.00

Valuation Details:

The company determined its pre-money valuation based on an analysis of multiple factors. We considered two parameters; (i) annual revenues and (ii) annual case sales and used industry standard multiples to determine valuation.

In our revenue valuation, we used a multiple of 12.5. Using projected 2021 revenues of $2,200,000 results in a valuation of approximately $27,500,000.

In our case sale valuation, we used 9 liter cases as the standard and $2,800 per case. Our 2021 projected number of cases to be sold is 8,150, which results in a valuation of $22,820,000. This does not include the sale of 2,000 cases which have already been ordered by Cutwater Spirits, a third party U.S. Distillery, directly from by our Mexican subsidiary, LTG Destilados (1/3 of which have already been sold and delivered in the first quarter). Adding those cases, but reducing the per case amount to $2,300 (to account for the reduced profit margin) results in 9,650 cases or a $23,345,000. We

averaged the 2 calculations and rounded down to $23,000,000.

Averaging the two methods of valuation results in a $25,250,000 valuation, which again was rounded down to $25,000,000. The company determined its pre-money valuation without a formal third-party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) the company does not have any outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) the company does not have any shares reserved for issuance under a stock plan that are issued.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  7.0%

- *Operations*
  93.0%
  If the minimum of only $10,000 is reached, proceeds will be used almost entirely on day-to day operations of the company.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  7.0%

- *Inventory*
  66.1%
  From the $1,070,000 maximum funding we are projecting $707,000 for inventory production, (which includes the retirement of existing debt that was borrowed for inventory production in late 2020 and early 2021 in the amount of $494,000), including liquid spirits and dry goods.

- *Working Capital*
  21.0%
  From the maximum funding of $1,070,000 we intend to use approximately $225,000 for the purchase of additional fermentation and distillation equipment, a fork lift and other equipment and furnishings required to double our current production, bottling and labeling capacity.

- *Marketing*
  1.0%
  We are estimating limited to no proceeds being used on marketing.

- *Company Employment*

1.0%
We are estimating limited to no proceeds being used on employment costs.

- *Operations*
  3.9%
  Any remaining revenues will be available for operational needs.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than July 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.izospirits.com (Financial Information).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/izo

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR IZO Spirits, Inc.

[See attached]

IZO SPIRITS, INC.

(a Delaware corporation)

Unaudited Financial Statements

For the calendar years ended December 31, 2020 and 2019

IndigoSpire
CPAs & ADVISORS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

July 24, 2021

To: Board of Directors, IZO SPIRITS, INC.

Re: 2020-2019 Financial Statement Review

We have reviewed the accompanying financial statements of IZO SPIRITS, INC. (the "Company"), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, changes in shareholders' equity/deficit and cash flows for the calendar year periods thus ended, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate there is substantial doubt as to whether the Company may continue as a going concern. The accompanying financial statements do not include any adjustments which might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

IZO SPIRITS, INC.
BALANCE SHEET
As of December 31, 2020 and 2019
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

ASSETS		**2020**		**2019**
Current Assets				
Cash and cash equivalents	$	15,336	$	6,432
Inventory		110,892		0
Other current assets		68,623		3,561
Total current assets		194,851		9,993
Deposits		1,750		1,750
Total Assets	$	196,601	$	11,743
LIABILITIES AND MEMBERS' EQUITY				
Current Liabilities				
Accounts and credit cards payable	$	92,254	$	115
Other current liabilities		1,595		139
Total Current Liabilities		93,849		254
Loans payable, related party		450,000		509,000
Note payable		7,000		0
Total Liabilities		550,849		509,254
MEMBERS' EQUITY				
Membership capital		(354,248)		(497,511)
Total Members' Deficit		(354,248)		(497,511)
Total Liabilities and Members' Deficit	$	196,601	$	11,743

IZO SPIRITS, INC.
STATEMENT OF OPERATIONS
For Years Ending December 31, 2020 and 2019
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	2020	2019
Revenues, net	$ 105,738	$ 45,711
Cost of goods sold	86,730	22,042
Gross profit	19,008	23,668
Operating expenses		
Marketing	48,713	19,863
Other general and administrative	321,132	373,912
Total operating expenses	369,845	393,775
Net Operating Income (Loss)	(350,837)	(370,107)
Other income	14,900	–
Interest (expense)	(9,000)	–
Tax (provision) benefit	–	–
Net Income (Loss)	$ (356,737)	$ (370,107)

IZO SPIRITS, INC.
STATEMENT OF CHANGES TO MEMBERS' CAPITAL
For Years Ending December 31, 2020 and 2019
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	Membership Capital
Balance as of January 1, 2019	**$ (0)**
Capital contributions, less distributions	(127,404)
Net Income (Loss)	(370,107)
Balance as of December 31, 2019	**$ (497,511)**
Capital contributions, less distributions	500,000
Net Income (Loss)	(356,737)
Balance as of December 31, 2020	**$ (354,248)**

IZO SPIRITS, INC.
STATEMENT OF CASH FLOWS
For Years Ending December 31, 2020 and 2019
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	2020	2019
Operating Activities		
Net Income (Loss)	$ (356,737)	$ (370,107)
Adjustments to reconcile net income (loss)		
to net cash provided by operations:		
Changes in operating asset and liabilities:		
(Increase) Decrease in inventory	(110,892)	0
(Increase) Decrease in other current assets	(65,062)	(3,561)
Increase (Decrease) in accounts payable	92,139	115
Increase (Decrease) in other current liabilities	1,456	139
Net cash used in operating activities	(439,096)	(373,414)
Investing Activities		
Purchase of fixed assets	0	0
Net cash used in operating activities	0	0
Financing Activities		
Capital contributions, less distributions to members	500,000	(129,154)
Proceeds from loans payable	(52,000)	509,000
Net change in cash from financing activities	448,000	379,846
Net change in cash and cash equivalents	8,904	(3,287)
Cash and cash equivalents at beginning of period	6,432	0
Cash and cash equivalents at end of period	$ 15,336	$ 6,432

IZO SPIRITS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
See Accountant's Review Report
AS OF DECEMBER 31, 2020 and 2019
(UNAUDITED)

NOTE 1 – NATURE OF OPERATIONS

IZO SPIRITS, INC. (which may be referred to as the "Company", "we," "us," or "our") is a corporation formed in the state of Delaware on December 21, 2020. Previously, the Company operated as Belzmart Group LLC, a limited liability company formed under the laws of Delaware in 2017. The Company provides manufactures and distributes alcoholic mezcal beverages. The Company also owns nearly 100 percent of LTG Destilados Sapi de CV, a company formed in Mexico.

Since inception, the Company has relied on obtaining loans and revenue from product sales to fund its operations. As of December 31, 2020, the Company had negative members' capital and will likely incur additional losses prior to generating positive working capital. These matters raise substantial doubt about the Company's ability to continue as a going concern (see Note 3). The Company intends to fund its operations with funding from the crowdfunding campaign (see Note 9) and the receipt of funds from continuing revenue producing activities. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties
The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000 At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2020 and 2019, the Company had $15,336 and $6,432 of cash on hand, respectively.

Fixed Assets
Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to fifteen years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of December 31, 2020 and 2019, the Company had $0 and $0 of net fixed assets, respectively.

Fair Value Measurements
Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes
Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition
The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company earns revenues through the sale of its manufactured beverages.

Accounts Receivable
The allowance for uncollectible accounts is evaluated on a regular basis by management and is based upon management's periodic review of the collectability of the receivables in light of historical experience, the nature and type of account, adverse situations that may affect the payor's ability to repay and prevailing economic conditions. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available. Accounts are deemed to be past due upon invoice due date.

Receivables deemed uncollectible are charged off against the allowance when management believes the assessment of the above factors will likely result in the inability to collect the past due accounts. The

Company's standard terms and conditions with commercial accounts generally requires payment within 30 days of the invoice date, however, timing of payment of specific customers may be separately negotiated.

Advertising
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements
In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2018 and incurred a cumulative loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 4 – DEBT

The Company's primary obligations relate to loans made to the Company by significant shareholders of the Company.

NOTE 5 – INCOME TAX PROVISION

The Company has filed or will timely file its corporate income tax return for the period ended December 31, 2020 and 2019. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company incurred a loss during the period from inception through December 31, 2020 and carries a federal net operating loss that can be used to offset future corporate taxable income (to extent allowed by law).

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Litigation
The Company, from time to time, may be involved with lawsuits arising in the ordinary course of business. In the opinion of the Company's management, any liability resulting from such litigation would not be material in relation to the Company's consolidated financial position, results of operations and cash flows. The Company is not currently aware of any actual or threatened litigation.

NOTE 7 – EQUITY

As stated above, the Company became a corporation with the assets and liabilities of Belzmart Group LLC effective on January 1, 2021. As part of the corporate conversion, the Company is authorized to issue 20,000,000 shares of $0.0001 par value shares of Class A Voting Common Stock and 3,000,000 shares of $0.0001 par value Class B Non-Voting Common Stock.

Class A Voting Common Stockholders are entitled to one vote per share and Class B Non-Voting Common Stockholders are not entitled to any voting privileges.

NOTE 8 – RELATED PARTY TRANSACTIONS

The Company has been issued loans by significant insiders of the Company for the purposes of funding the Company's growth and expansion. The loans have varying maturity dates but all accrue interest (though not paid at this time under agreement with the holder) at a rate of 6 percent per annum.

NOTE 9 – SUBSEQUENT EVENTS

Crowdfunded Offering
In 2021, the Company intends to offer securities in a securities offering expected to be exempt from registration under Regulation CF. The offering campaign will be made through StartEngine, a FINRA approved Regulation CF funding portal.

COVID-19 Related Actions
On March 10, 2020, the World Health Organization declared the coronavirus outbreak ("COVID19") to be a pandemic. The outbreak is negatively impacting businesses across a range of industries. The extent of the impact of COVID-19 on the Company's operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, impact on the Company's customers, employees and vendors, all of which are uncertain and cannot be predicted. Therefore, the extent to which COVID-19 may impact the Company's financial condition or results of operations in the future is uncertain.

Management's Evaluation
Management has evaluated subsequent events through July 24, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

IZO Spirits

Premium Mezcal, Tequila, Sotol, Bacanora



Website | San Diego, CA | FOOD & BEVERAGE

IZO Spirits offers a premium collection of traditional, handcrafted, sustainably-produced Mexican spirits from the heart of Durango, Mexico. IZO speaks to generations of Mezcaleros bringing people together around shared values of community. From the locally-sourced Onyx stoppers, to the elegant hand-applied labels, our meticulously prepared spirits offer perfectly-balanced flavors that are made to enjoy!

$0.00 raised

0 Investors	**$25M** Valuation
$1.25 Price per Share	**$250.00** Min. Investment
Common Shares Offered	**Equity** Offering Type
$1.07M Offering Max	Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Reasons to Invest

- IZO is one of the only companies that offers a full line of premium Mexican spirits, including Sotol, Bacanora, Tequila and several types of Mezcal.
- Featured in Forbes, Delish, Hollywood Times and Marketwatch, IZO spirits have garnered awards and dazzled critics, having medaled in every competition in which they have been entered since the production of the first bottle.
- IZO spirits are already in distribution in Arizona, California, Delaware, Illinois, Nevada, New Jersey, New York and Pennsylvania. They are also distributed in Costco throughout Mexico.

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED.
NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT FILED BY THE COMPANY WITH THE SEC HAS BEEN QUALIFIED BY THE SEC. ANY SUCH OFFER MAY BE WITHDRAWN OR REVOKED, WITHOUT OBLIGATION OR COMMITMENT OF ANY KIND, AT ANY TIME BEFORE NOTICE OF ACCEPTANCE GIVEN AFTER THE DATE OF QUALIFICATION. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.


Preserving the Culture Behind
A LEGACY WORTH SAVORING

OVERVIEW

Historical roots, sustainable future

IZO Spirits was born from Gaston Martinez's lifelong desire to bring the tradition and celebration of his Mexican heritage to the world. He brought this vision to his friend, Linda Belzberg and her son, Torrey, and together they created "IZO", a partnership based in the love of the Mexican culture. In just four short years, the three co-founders have worked together to grow IZO Spirits from a single mezcal company, into a robust, multi-product, Mexican Spirits Corporation.



IZO continues to craft our mezcals using methods passed down through generations of mezcaleros and the best Cenizo agave found high in the hills of Durango, Mexico. The lightly smoked and uniquely complex aroma and flavor profiles in IZO Mezcal Joven, IZO Mezcal Reposado, IZO Mezcal Anejo, and IZO Ensamble are the delicious product of a 500-year-long traditional process of producing mezcals. Adding Sotol to our line was a natural evolution, as Desert Spoon grows abundantly in Durango alongside its cousin Cenizo.




I Z O.
MEZCAL JOVEN
CENIZO
100% natural
pure-distilled
spirits
HQ in SD, CA
sold worldwide
Award winning
Mezcal Joven
Made in Sonora,
Jalisco and Durango

Bringing these special spirits to life is only the first step. Ensuring IZO Spirits will be here for future generations is what drives us to focus on sustainability and community from start to finish. We prioritize community and environmentalism by utilizing solar panels to power our distillery and by replenishing the wild harvested agave with plants from our nursery.





IZO Spirits designed every step of our production process to be sustainable and controlled, while creating exceptional spirits in harmony with nature. We give Local ranchers *Gabazo* (leftover fibrous agave) for food and bedding for their livestock and free access to our well water. We only use oak from felled trees in the high desert areas to cook our agave, and our well water used in the production process is treated before being returned to the soil. Additionally, bee colonies are maintained at our distillery to help in the natural fermentation process.


GROWTH IN
GROSS REVENUE
$30K
$143K
2019
2020
I
Z
O

THE MARKET

The mezcal market is one of the fastest-growing spirit groups in the U.S. market

According to Forbes Magazine, tequila and mezcal are currently the fastest-growing spirit groups in the U.S. Market (Source). The mezcal market continues to trend upwards in annual production and sales, as it grew 9.8% to 7.9 million liters in 2020, up from 7.2 million liters in 2019. (Source) Despite the pandemic, in 2020 sales of mezcal in the U.S. increased by $19,000,000 to a total of $124,000,000. (Source)

IZO Spirits has expanded to over 100 points of distribution in Southern California, including numerous Costco locations. Our goal is to achieve wide distribution throughout California, and to penetrate most major markets across the 50 U.S. states, as well as a number of states in Mexico and several provinces in Canada by the end of 2021. IZO spirits are already being distributed in California, Illinois, Nevada, Delaware, New York, New Jersey, and Pennsylvania, and will be in Florida before year end. Distribution in Costco stores throughout Mexico will begin in July of 2021.



500 YEARS of tradition	10 YEARS to maturity
80K POUNDS of agave per run	15 DAYS to complete the process

OUR TRACTION

100,000 bottles of award-winning product distributed along the coast

Head-quartered in San Diego, California, IZO Spirits, Inc. also shows the potential to be pandemic-proof as our sales grew over 300% from 2019 to 2020. During the first five months of 2021, sales and accounts receivable have more than doubled all of 2020. We currently produce approximately 100,000 bottles per year and will soon expand production to twice that amount. Having eight different products in production and several others in R&D means IZO Spirits currently offers, and will continue to offer, one of the most comprehensive lines of award winning Mexican spirits in the world.




300,000
expanded bottle/year
production

IZO spirits have been featured in Forbes, Delish, San Diego Business Journal, YAHOO, Marketwatch, MSN, Clean Eating Magazine, San Diego Magazine, Latin Times, FOX, The Hollywood Times, BevNet, Great Taste Magazine, San Diego Reader, Tequila Connection, LA Fashion as well as numerous other print and on-line publications.

AS SEEN IN

Forbes

THE NEW YORK INTERNATIONAL SPIRITS COMPETITION ANNOUNCES THE WORLD'S TOP SPIRITS

“**Izo Spirits** was both the Bacanora Distillery of the Year and the Sotol Distillery of the Year...




Taste the Smooth,
Clean Flavor of
AWARD-WINNING
SPIRITS

IZO's signature Mezcal Joven has the distinction of receiving a medal in every competition it has entered since 2019.

IZO's Extra Anejo Cristalino Tequila was judged Best Tequila in Show, Best Spirit from Mexico, and received a Gold Medal in the 2021 London Spirits Competition.


LONDON
SPIRITS
BEST TEQUILA
OF THE YEAR 2021

Our Sotol received a Gold Medal in the 2021 San Francisco World Spirits Competition and was rated Mexico Sotol of the Year in the 2021 New York International Spirits Competition.

IZO's Bacanora Silver was awarded Best in Category and a Gold Medal in the New York International Spirits Competition, and a Double Gold Medal in the 2021 San Francisco World Spirits Competition.


AWARDS
SAN FRANCISCO
WORLD SPIRITS COMPETITION
SAN FRANCISCO

Our Ensamble, Extra Anejo Cristalino Tequila, Mezcal Reposado, Mezcal Joven 47% ABV, and Mezcal Joven 42% ABV all were awarded Silver Medals in the prestigious 2021 San Francisco World Spirits Competition.

WHAT WE DO

Sustainable approach, world-class spirit, exceptional flavor


How we create our
EXCEPTIONAL SPIRITS
Rooted in
HERITAGE
Wild at
HEART
Made to
SIP
Modern by
DESIGN

We have created a robust product line representing virtually all Mexican spirits. Our award winning Mezcal Joven 47% ABV is our signature product with its unique profile and subtle complexities of taste and smell. Its rich, lightly-smoked profile is wonderful for sipping or for use in a cocktail!


IZO Mezcal Joven
RICH & LIGHTLY SMOKED

Other IZO Spirits Products Include:

- Mezcal Joven 42% ABV, our “Introduction to Mezcal” product. Lightly smoked it has a wonderful aroma and flavor, which is rapidly becoming a favorite of tequila fans, as they engage with a more diverse spirit!
- Reposado: the first of our “rested’ or “aged” Mezcals, offers a fruity, velvety sweetness to create an elegantly smooth finish.
- Ensamble: an elevated mezcal that merges the complex profiles of the Cenizo and Lamparillo agave plants.
- Sotol “Mezcal’s Cousin”: IZO Spirits’ latest product, baked from Dasylirion or “Desert Spoon”, is our only spirit not made from agave. It has a uniquely earthy, subtly smoky flavor profile.
- Bacanora: Made from Pacifica agave, it brings a smoother, smokier taste and aroma, making it great for sipping or mixed in a cocktail.
- Extra Anejo Cristalino Tequila: Aged for over three years in Oak barrels then filtered through a charcoal filtration system, this Tequila is exquisitely suited to the most sophisticated pallet. Made to Sip!
- Mezcal Anejo: IZO Spirits’ second aged product, coming to market in August 2021.


IZO Mezcal Joven
“INTRODUCTION
TO MEZCAL”

Be it cooking, fermenting, distilling, bottling, or even packaging, you can taste in every glass the meticulous, hands-on approach that IZO Spirits brings to each of its finely crafted products.



THE VISION

The leading distributor of Mexican spirits in North America


THREE YEARS
State-of-the-art
distillation facility
in Durango

Within three years, IZO Spirits plans to move to a state-of-the-art distillation facility in Durango, in order to expand its capacity to meet the anticipated demand. As we grow to become one of the leading distributors of Mexican spirits in the U.S., Mexico, and Canada, we hope to provide a “destination” experience at our new facility, allowing the world to join in our vision of celebrating the great tradition and heritage of all of the Mexican spirits.

In just five years, we are forecasting production and sales of close to 300,000 bottles per year. Using our current rate of growth, partnerships, and market opportunities, we hope to become one of the worldwide leaders in the handcrafted, Mexican spirit industry. Please refer to our forward looking information legend at the bottom of this page and in our offering materials.

OUR LEADERSHIP

Passionate people, process and product

The IZO family is dedicated to our mission of bringing the finest Mexican spirits to the world. Without our passionate team, it would be impossible to produce the quality and consistency of spirits that have become synonymous with the IZO brand. We take great pride in every member of our team and understand that no matter how small a job may be, it is critical that each individual does their part at the highest level to maintain our high standard of excellence.









Every step of the process, from harvesting agave, to baking, grinding, fermenting, distilling, testing, and bottling is performed by hand by the IZO team. We manage the entire production and promotion process without outsourcing to another company. In this way, IZO Spirits guarantees the finest quality products to all those who enjoy our spirits.



WHY INVEST

Savor a new legacy worth sharing

Invest in a new legacy of Mexican spirits that's gaining phenomenal traction towards worldwide expansion. Our award-winning recipes, growing partnerships with distributors, and sustainable production ride a wave of market growth as demand for authentic spirits surge. As we increase our high production rate from 100,000 bottles to 300,000 per year, IZO Spirits aims to become a leader in the Mexican spirits market. We seek to accomplish these goals with unabashedly high standards while also maintaining moderate pricing, so that everyone can enjoy our unique line of premium Mexican spirits.


Each sip of IZO
agave spirits tells the
centuries-old story of
COMMUNITY
TRADITION

We invite you to join us in savoring this opportunity to build a legacy of tradition worth sharing.

Meet Our Team



Gaston Martinez

Co-Founder & CEO

A native of Durango, Mexico, Gaston graduated from Universidad Iberro Americana in Mexico City, with a degree in business. As an entrepreneur in Mexico, he worked in various industries including international freight and logistics, and later as a pottery manufacturer. In 2005 he moved to San Diego while working in the restaurant and hospitality industry, eventually moving into the wine and spirits markets, where he developed substantial sales skills and key industry relationships. In 2017 he shared with his friend, Linda Belzberg, his lifelong vision to bring the celebration of his Mexican heritage to the world, by preserving the legacy of pure, all natural mezcal for which his hometown is known. Shortly thereafter, together with Linda's son Torrey, they created "IZO", a partnership based in the love of the Mexican culture. Today, they proudly share IZO's award-winning, sustainably-crafted Mexican spirits with people beyond Durango. When you experience the smooth, sophisticated taste and aroma of any of IZO's premium spirits, you're tasting centuries of Mexican tradition.



Linda T. Belzberg

Co-Founder and Vice-president

After establishing a successful career in marketing in Vancouver, Canada, Linda transitioned to land development, focusing on single family residential projects. Her success in the Canadian market precipitated a move to San Diego in 2012, where she further developed her love for the real estate investment business. Always looking for a new challenge and sharing Gaston's interest in the culture of Mexico, Linda embraced her friend Gaston's idea of creating a natural Mexican spirits company. Along with her son Torrey, they Co-founded "IZO".



Torrey Belzberg

Co-Founder and Vice-president

While in his sophomore year at the University of San Diego, Torrey partnered with Gaston and Linda to launch IZO Spirits. Pursuing a degree in Architecture, Torrey's knowledge of art and CAD software, coupled with his instinct for design, were instrumental in creating the award winning bottle and label for which IZO is renowned. After a year of flying back and forth, from San Diego to Durango, all the while working hand-in-hand with our IZO team at the Distillery, he gained invaluable experience concerning all of the aspects of producing and marketing Mexican spirits. Torrey now serves as a Director and focuses on Creative Design issues.



Harry R Bigham

Chief Financial Officer

Graduating in 1975 from the Finance Department of the College of Business Administration at the University of Notre Dame, Harry served as an officer in the United States Navy for 4 years before establishing a career as a financial advisor and investment consultant. He has been a principal in over 50 Limited Partnerships and Limited Liability Companies, helping to acquire, operate, develop and invest in over $300,000,000 worth of real property. He brings to IZO a fresh perspective and unique expertise in all corporate financial matters, including tax planning, entity formation and operations, cost analysis, budgeting, cash flow and marketing strategies.

Offering Summary

Company	IZO Spirits, Inc.
Corporate Address	5404 Napa Street, Suite 300, San Diego, CA 92103
Offering Minimum	$10,000.00
Offering Maximum	$1,070,000.00
Minimum Investment Amount (per investor)	$250.00

Terms

Offering Type	Equity
Security Name	Class B Non-voting Common Stock
Minimum Number of Shares Offered	8,000
Maximum Number of Shares Offered	856,000
Price per Share	$1.25
Pre-Money Valuation	$25,000,000.00

Forward-Looking Information

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based Perks:

Friends & Family:

Invest within the first 96 hours and receive 6% bonus shares.

Early Bird:

Invest within the following 72 hours and receive 5% bonus shares.

Time Running Out:

Invest within the next 72 hours and receive 4% bonus shares.

Last Chance:
Invest within the following 96 hours and receive 3% bonus shares.

Volume-Based Perks:

Tier 1:

$500 – Receive an IZO hat and 1% bonus shares.

Tier 2:

$1,000 – Receive an IZO hat and flask and 2% bonus shares

Tier 3:

$5,000 – Receive 2 IZO hats and 2 flasks and 3% bonus shares

Tier 4:

$10,000 – Receive 2 IZO hats, 2 Flasks, 2 IZO Mezcal Glasses and 4% bonus shares

Tier 5:

$20,000 – Receive 2 IZO hats, 2 Personalized Flasks, a Set of 4 IZO Mezcal Glasses and a Case of 6 of our IZO Spirits and 7% bonus shares

Tier 6:

$50,000 – Receive 2 IZO hats, 2 Personalized Flasks, a Set of 4 IZO Mezcal Glasses, All 8 of the IZO Products and Dinner with the IZO Directors (at least 2 of the 4) at Javier's Restaurant in La Jolla and 10% bonus shares

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Izo Spirits, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Non-voting Common Stock at $1.25 / share, you will receive 110 shares of Class B Non-voting Common Stock, meaning you'll own 110 shares for $125. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

During the live offering, Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

**The perks do not stack, i.e. investors can only recieve one tier or classification of investment incentive. Investors will be awarded the highest tier or classification for which they qualify.*

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Inter company debt or back payments. Salary payments made to one's self, a friend or relative.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow IZO Spirits to get notified of future updates!

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Paul C. 3 months ago
Hello, great idea for a product. Often times you find imitation products like these. I appreciate the authenticity. As and potential investor. What is an exit strategy the company has. Looking to list on the stock market. Or be acquired ? I was unsure of the investors part of the company and basically how do I some day look to make a profit on my investment. Thank You.

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- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY "IZO SPIRITS, INC." IS DULY INCORPORATED UNDER THE LAWS OF THE STATE OF DELAWARE AND IS IN GOOD STANDING AND HAS A LEGAL CORPORATE EXISTENCE SO FAR AS THE RECORDS OF THIS OFFICE SHOW, AS OF THE FIFTH DAY OF JANUARY, A.D. 2021.

AND I DO HEREBY FURTHER CERTIFY THAT THE SAID "IZO SPIRITS, INC." WAS INCORPORATED ON THE TWENTY-FIRST DAY OF DECEMBER, A.D. 2020.

AND I DO HEREBY FURTHER CERTIFY THAT THE ANNUAL FRANCHISE TAXES HAVE BEEN ASSESSED TO DATE.

SECRETARY'S OFFICE DELAWARE

Jeffrey W. Bullock, Secretary of State

4514716 8300

SR# 20210029614

You may verify this certificate online at corp.delaware.gov/authver.shtml

Authentication: 202221452

Date: 01-05-21

State of Delaware
Secretary of State
Division of Corporations
Delivered 07:32 PM 12/21/2020
FILED 07:32 PM 12/21/2020
SR 20208722371 - File Number 4514716

CERTIFICATE OF INCORPORATION
OF
IZO SPIRITS, INC.

Article I

The name of the corporation is IZO Spirits, Inc. (the "**Corporation**").

Article II

The registered office of the Corporation in the State of Delaware is located at 651 N Broad St, Suite 206, Middletown, DE 19709 in New Castle County. The name of the registered agent of the Corporation at such address is LegalInc Corporate Services Inc.

Article III

The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

Article IV

The Corporation shall have authority to issue Twenty Three Million (23,000,000) shares of common stock, consisting of: (i) Twenty Million (20,000,000) shares of Class A Voting Common Stock, par value $0.0001 per share; and (ii) Three Million (3,000,000) shares of Class B Non-Voting Common Stock, par value $0.0001 per share. Except as may be provided in this Certificate of Incorporation or required by law, the Class A Voting Common Stock shall have voting rights in the election of directors and on all other matters presented to stockholders, with each holder of Class A Voting Common Stock being entitled to one vote for each share of Class A Voting Common Stock held of record by such holder on such matters. Except as required by law, the Class B Non-Voting Common Stock shall have no voting rights. The number of authorized shares of Class A Common Stock, Class B Common Stock or any other class or classes of stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of Class A Common Stock. The Board of Directors, may in its sole discretion, and at any time, cause the Class B Non-Voting Common Stock to be converted into shares of Class A Voting Common Stock, on a one-for-one basis.

Article V

The name and mailing address of the incorporator are as follows:

Name	Mailing Address
Jeffrey S. Marks	9 Chatelaine Newport Coast, CA. 92657

Article VI

A director shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided that this Article VI shall not eliminate or limit the liability of a director (i) for any breach of his duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) under Section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derives an improper personal benefit. This Article VI shall not eliminate or limit the liability of a director for any act or omission occurring prior to the date when this Article VI becomes effective.

Any repeal or modification of the foregoing provisions of this Article VI by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

Article VII

The Corporation shall, to the broadest and maximum extent permitted by Delaware law, as the same exists from time to time, indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding.

In addition, the Corporation shall, to the broadest and maximum extent permitted by Delaware law, as the same may exist from time to time, pay to such person any and all expenses (including attorneys' fees) incurred in defending or settling any such action, suit or proceeding in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer, to repay such amount if it shall ultimately be determined by a final judgment or other final adjudication that he is not entitled to be indemnified by the Corporation as authorized in this Article. The rights to indemnification and to the advancement of expenses conferred in this Article VII shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, this Certificate of Incorporation, the Bylaws of this Corporation, by agreement, vote of stockholders, or disinterested directors or otherwise.

Article VIII

The duration of the Corporation shall be perpetual.

Article IX

In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, alter, amend or repeal the Bylaws of the Corporation.

Article X

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

I, **THE UNDERSIGNED**, being the incorporator hereinbefore named, for the purpose of forming a corporation pursuant to the General Corporation Law of the State of Delaware, does make this Certificate, hereby declaring and certifying that this is my act and deed and the facts herein stated are true, and accordingly has executed this Certificate on December 16, 2020.

Jeffrey S. Marks

Jeffrey S. Marks, Incorporator

Exhibit G - Testing the Waters Materials

IZO Spirits is currently in the **Test the Waters Phase** for **Title III** investments.

IZO Spirits

Premium handcrafted Mezcal



Website | San Diego, CA | FOOD & BEVERAGE

Terms

Equity Offering Type	**$25M** Valuation
$1.25 Price per Share	**$250.00** Min. Reservation
Common Shares Offered	**TTW** Offering

RESERVE NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF Test the Waters offering is made available through StartEngine Capital, LLC.

IZO Spirits offers a premium collection of traditional, handcrafted, sustainably-produced Mexican spirits from the heart of Durango, Mexico. IZO speaks to generations of Mezcaleros bringing people together around shared values of community. From the locally-sourced Onyx stoppers, to the elegant hand-applied labels, our meticulously prepared spirits offer perfectly-balanced flavors that are made to enjoy!

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.

TTW Reserve shares early RESERVE NOW

Reasons to Invest

2 Featured in Forbes, Delish, Hollywood Times and Market Watch, IZO Spirits premium products are multi-award winning, having medaled in every competition in which they have been entered since the production of the first bottle.

3 Already in distribution in California, Illinois and Nevada, IZO Spirits is in the process of setting up distribution in New York, New Jersey, Delaware and Pennsylvania, Las Vegas, Nevada, Alberta, Canada and throughout Mexico. And IZO Spirits is one of the only

mezcals carried by Costco in Southern California.


I
Z
O
MEZCAL JOVEN
CENIZO

Reserve Shares

Meet Our Team

Gaston Martinez
Director

Linda T. Belzberg
Director

Torrey Belzberg
Director

Harry R Bigham
Director

Offering Summary

Company	IZO Spirits, Inc.
Corporate Address	5404 Napa Street, Suite 300, San Diego, CA 92103
Offering Minimum	$10,000.00
Offering Maximum	$1,070,000.00
Minimum Investment Amount (per investor)	$250.00

Terms

Offering Type	Equity
Security Name	Class B Non-voting Common Stock
Minimum Number of Shares Offered	8,000

Maximum Number of Shares Offered : 856,000

Price per Share : $1.25

Pre-Money Valuation : $25,000,000.00

Forward-Looking Information

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

The 10% StartEngine Owners' Bonus

Izo Spirits, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Non-voting Common Stock at $1.25 / share, you will receive 110 shares of Class B Non-voting Common Stock, meaning you'll own 110 shares for $125. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

During the live offering, investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Inter company debt or back payments. Salary payments made to one's self, a friend or relative.

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow IZO Spirits to get notified of future updates!

Comments (1 total)

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I'm not a robot

Post

Paul Cordell 2 months ago

Hello, great idea for a product. Often times you find imitation products like these, I appreciate the authenticity. As and potential investor. What is an exit strategy the company has. Looking to list on the stock market. Or be acquired ? I was unsure of the investors part of the company and basically how do I some day look to make a profit on my investment. Thank You.

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IZO Spirits is currently in the **Test the Waters Phase** for **Title III** investments.

IZO Spirits

Premium Mezcal, Tequila, Sotol, Bacanora



Website | San Diego, CA | FOOD & BEVERAGE

Terms

Equity Offering Type	**$25M** Valuation
$1.25 Price per Share	**$250.00** Min. Reservation
Common Shares Offered	**TTW** Offering

RESERVE NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF Test the Waters offering is made available through StartEngine Capital, LLC.

IZO Spirits offers a premium collection of traditional, handcrafted, sustainably-produced Mexican spirits from the heart of Durango, Mexico. IZO speaks to generations of Mezcaleros bringing people together around shared values of community. From the locally-sourced Onyx stoppers, to the elegant hand-applied labels, our meticulously prepared spirits offer perfectly-balanced flavors that are made to enjoy!

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED.

NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT FILED BY THE COMPANY WITH THE SEC HAS BEEN QUALIFIED BY THE SEC. ANY SUCH OFFER MAY BE WITHDRAWN OR REVOKED, WITHOUT OBLIGATION OR COMMITMENT OF ANY KIND, AT ANY TIME BEFORE NOTICE OF ACCEPTANCE GIVEN AFTER THE DATE OF QUALIFICATION. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.


Culture Behind
A LEGACY WORTH SAVORING
IZO

OVERVIEW

Historical roots, sustainable future

IZO Spirits was born from Gaston Martinez's lifelong desire to bring the tradition and celebration of his Mexican heritage to the world. He brought this vision to his friend, Linda Belzberg and her son, Torrey, and together they created "IZO", a partnership based in the love of the Mexican culture. In just four short years, the three co-founders have worked together to grow IZO Spirits from a single mezcal company, into a robust, multi-product, Mexican Spirits Corporation.



IZO continues to craft our mezcals using methods passed down through generations of mezcaleros and the best Cenizo agave found high in the hills of Durango, Mexico. The lightly smoked and uniquely complex aroma and flavor profiles in IZO Mezcal Joven, IZO Mezcal Reposado, IZO Mezcal Anejo, and IZO Ensamble are the delicious product of a 500-year-long traditional process of producing mezcals. Adding Sotol to our line was a natural evolution, as Desert Spoon grows abundantly in Durango alongside its cousin Cenizo.





100% natural pure-distilled spirits

HQ in SD, CA sold worldwide


Z
O.
MEZCAL JOVEN
CENIZO
Award winning
Mezcal Joven
Made in Sonora,
Jalisco and Durango

Bringing these special spirits to life is only the first step. Ensuring IZO Spirits will be here for future generations is what drives us to focus on sustainability and community from start to finish. We prioritize community and environmentalism by utilizing solar panels to power our distillery and by replenishing the wild harvested agave with plants from our nursery.





IZO Spirits designed every step of our production process to be sustainable and controlled, while creating exceptional spirits in harmony with nature. We give Local ranchers *Gabazo* (leftover fibrous agave) for food and bedding for their livestock and free access to our well water. We only use oak from felled trees in the high desert areas to cook our agave, and our well water used in the production process is treated before being returned to the soil. Additionally, bee colonies are maintained at our distillery to help in the natural fermentation process.


GROWTH IN
REVENUE
$562K


$30K
$143K
2019
2020
2021
Q1, Q2
I
Z
O

THE MARKET

The mezcal market is one of the fastest-growing spirit groups in the U.S. market

According to Forbes Magazine, tequila and mezcal are currently the fastest-growing spirit groups in the U.S. Market (Source). The mezcal market continues to trend upwards in annual production and sales, as it grew 9.8% to 7.9 million liters in 2020, up from 7.2 million liters in 2019. (Source) Despite the pandemic, in 2020 sales of mezcal in the U.S. increased by $19,000,000 to a total of $124,000,000. (Source)

IZO Spirits has expanded to over 100 points of distribution in Southern California, including numerous Costco locations. Our goal is to achieve wide distribution throughout California, and to penetrate most major markets across the 50 U.S. states, as well as a number of states in Mexico and several provinces in Canada by the end of 2021. IZO spirits are already being distributed in California, Illinois, Nevada, Delaware, New York, New Jersey, and Pennsylvania, and will be in Florida before year end. Distribution in Costco stores throughout Mexico will begin in July of 2021.



500 YEARS of tradition	10 YEARS to maturity

80K POUNDS of agave per run	15 DAYS to complete the process

OUR TRACTION

100,000 bottles of award-winning product distributed along the coast

Head-quartered in San Diego, California, IZO Spirits, Inc. also shows the potential to be pandemic-proof as our sales grew over 300% from 2019 to 2020. During the first five months of 2021, sales and accounts receivable have more than doubled all of 2020. We currently produce approximately 100,000 bottles per year and will soon expand production to twice that amount. Having eight different products in production and several others in R&D means IZO Spirits currently offers, and will continue to offer, one of the most comprehensive lines of award winning Mexican spirits in the world.



300,000

expanded bottle/year production

IZO spirits have been featured in Forbes, Delish, San Diego Business Journal, YAHOO, Marketwatch, MSN, Clean Eating Magazine, San Diego Magazine, Latin Times, FOX, The Hollywood Times, BevNet, Great Taste Magazine, San Diego Reader, Tequila Connection, LA Fashion as well as numerous other print and on-line publications.

AS SEEN IN

Forbes

THE NEW YORK INTERNATIONAL SPIRITS COMPETITION ANNOUNCES THE WORLD'S TOP SPIRITS

"**Izo Spirits** was both the Bacanora Distillery of the Year and the Sotol Distillery of the Year...





Taste the Smooth, Clean Flavor of

AWARD-WINNING SPIRITS

IZO's signature Mezcal Joven has the distinction of receiving a medal in every competition it has entered since 2019.

IZO's Extra Anejo Cristalino Tequila was judged Best Tequila in Show, Best Spirit from Mexico, and received a Gold Medal in the 2021 London Spirits Competition.


LONDON
SPIRITS
BEST TEQUILA
OF THE YEAR 2021
I
Z
O


I
Z
O
2021

Our Sotol received a Gold Medal in the 2021 San Francisco World Spirits Competition and was rated Mexico Sotol of the Year in the 2021 New York International Spirits Competition.

IZO's Bacanora Silver was awarded Best in Category and a Gold Medal in the New

York International Spirits Competition, and a Double Gold Medal in the 2021 San Francisco World Spirits Competition.


AWARDS
SAN FRANCISCO
WORLD SPIRITS COMPETITION
SAN FRANCISCO

Our Ensamble, Extra Anejo Cristalino Tequila, Mezcal Reposado, Mezcal Joven 47% ABV, and Mezcal Joven 42% ABV all were awarded Silver Medals in the prestigious 2021 San Francisco World Spirits Competition.

WHAT WE DO

Sustainable approach, world-class spirit, exceptional flavor




How we create our
EXCEPTIONAL SPIRITS
Rooted in
HERITAGE
Wild at
HEART

Made to **SIP** | Modern by **DESIGN**

We have created a robust product line representing virtually all Mexican spirits. Our award winning Mezcal Joven 47% ABV is our signature product with its unique profile and subtle complexities of taste and smell. Its rich, lightly-smoked profile is wonderful for sipping or for use in a cocktail!


IZO Mezcal Joven
RICH & LIGHTLY SMOKED

Other IZO Spirits Products Include:

- Mezcal Joven 42% ABV, our "Introduction to Mezcal" product. Lightly smoked it has a wonderful aroma and flavor, which is rapidly becoming a favorite of tequila fans, as they engage with a more diverse spirit!
- Reposado: the first of our "rested' or "aged" Mezcals, offers a fruity, velvety sweetness to create an elegantly smooth finish.
- Ensamble: an elevated mezcal that merges the complex profiles of the Cenizo and Lamparillo agave plants.
- Sotol "Mezcal's Cousin": IZO Spirits' latest product, baked from Dasylirion or "Desert Spoon", is our only spirit not made from agave. It has a uniquely earthy, subtly smoky flavor profile.
- Bacanora: Made from Pacifica agave, it brings a smoother, smokier taste and aroma, making it great for sipping or mixed in a cocktail.
- Extra Anejo Cristalino Tequila: Aged for over three years in Oak barrels then filtered through a charcoal filtration system, this Tequila is exquisitely suited to the most sophisticated pallet. Made to Sip!
- Mezcal Anejo: IZO Spirits' second aged product, coming to market in August 2021.


IZO Reposado
FRUITY & SMOOTH

Be it cooking, fermenting, distilling, bottling, or even packaging, you can taste in every glass the meticulous, hands-on approach that IZO Spirits brings to each of its finely crafted products.





THE VISION

The leading distributor of Mexican spirits in North America


THREE YEARS
State-of-the-art
distillation facility
in Durango

Within three years, IZO Spirits plans to move to a state-of-the-art distillation facility in Durango, in order to expand its capacity to meet the anticipated demand. As we grow to become one of the leading distributors of Mexican spirits in the U.S., Mexico, and Canada, we hope to provide a "destination" experience at our new facility, allowing the world to join in our vision of celebrating the great tradition and heritage of all of the Mexican spirits.

In just five years, we are forecasting production and sales of close to 300,000 bottles per year. Using our current rate of growth, partnerships, and market opportunities, we hope to become one of the worldwide leaders in the handcrafted, Mexican spirit industry. Please refer to our forward looking information legend at the bottom of this page and in our offering materials.

OUR LEADERSHIP

Passionate people, process and product

The IZO family is dedicated to our mission of bringing the finest Mexican spirits to the world. Without our passionate team, it would be impossible to produce the quality and consistency of spirits that have become synonymous with the IZO brand. We take great pride in every member of our team and understand that no matter how small a job may be, it is critical that each individual does their part at the highest level to maintain our high standard of excellence.













Every step of the process, from harvesting agave, to baking, grinding, fermenting, distilling, testing, and bottling is performed by hand by the IZO team. We manage the entire production and promotion process without outsourcing to another company. In this way, IZO Spirits guarantees the finest quality products to all those who enjoy our spirits.



WHY INVEST

Savor a new legacy worth sharing

Invest in a new legacy of Mexican spirits that's gaining phenomenal traction towards worldwide expansion. Our award-winning recipes, growing partnerships with distributors, and sustainable production ride a wave of market growth as demand for authentic spirits surge. As we increase our high production rate from 100,000 bottles to 300,000 per year, IZO Spirits aims to become a leader in the Mexican spirits market. We seek to accomplish these goals with unabashedly high standards while also maintaining moderate pricing, so that everyone can enjoy our unique line of premium Mexican spirits.

Each sip of IZO




agave spirits tells the
centuries-old story of
COMMUNITY
TRADITION

We invite you to join us in savoring this opportunity to build a legacy of tradition worth sharing.

Meet Our Team



Gaston Martinez

Co-Founder & CEO

A native of Durango, Mexico, Gaston graduated from Universidad Iberro Americana in Mexico City, with a degree in business. As an entrepreneur in Mexico, he worked in various industries including international freight and logistics, and later as a pottery manufacturer. In 2005 he moved to San Diego while working in the restaurant and hospitality industry, eventually moving into the wine and spirits markets, where he developed substantial sales skills and key industry relationships. In 2017 he shared with his friend, Linda Belzberg, his lifelong vision to bring the celebration of his Mexican heritage to the world, by preserving the legacy of pure, all natural mezcal for which his hometown is known. Shortly thereafter, together with Linda's son Torrey, they created "IZO", a partnership based in the love of the Mexican culture. Today, they proudly share IZO's award-winning, sustainably-crafted Mexican spirits with people beyond Durango. When you experience the smooth, sophisticated taste and aroma of any of IZO's premium spirits, you're tasting centuries of Mexican tradition.



Linda T. Belzberg

Co-Founder and Vice-president

After establishing a successful career in marketing in Vancouver, Canada, Linda transitioned to land development, focusing on single family residential projects. Her success in the Canadian market precipitated a move to San Diego in 2012, where she further developed her love for the real estate investment business. Always looking for a new challenge and sharing Gaston's interest in the culture of Mexico, Linda embraced her friend Gaston's idea of creating a natural Mexican spirits company. Along with her son Torrey, they Co-founded "IZO".



Torrey Belzberg

Co-Founder and Vice-president

While in his sophomore year at the University of San Diego, Torrey partnered



Harry R Bigham

Chief Financial Officer

Graduating in 1975 from the Finance Department of the College of Business

with Gaston and Linda to launch IZO Spirits. Pursuing a degree in Architecture, Torrey's knowledge of art and CAD software, coupled with his instinct for design, were instrumental in creating the award winning bottle and label for which IZO is renowned. After a year of flying back and forth, from San Diego to Durango, all the while working hand-in-hand with our IZO team at the Distillery, he gained invaluable experience concerning all of the aspects of producing and marketing Mexican spirits. Torrey now serves as a Director and focuses on Creative Design issues.

Administration at the University of Notre Dame, Harry served as an officer in the United States Navy for 4 years before establishing a career as a financial advisor and investment consultant. He has been a principal in over 50 Limited Partnerships and Limited Liability Companies, helping to acquire, operate, develop and invest in over $300,000,000 worth of real property. He brings to IZO a fresh perspective and unique expertise in all corporate financial matters, including tax planning, entity formation and operations, cost analysis, budgeting, cash flow and marketing strategies.

Offering Summary

Company	:	IZO Spirits, Inc.
Corporate Address	:	5404 Napa Street, Suite 300, San Diego, CA 92103
Offering Minimum	:	$10,000.00
Offering Maximum	:	$1,070,000.00
Minimum Investment Amount (per investor)	:	$250.00

Terms

Offering Type	:	Equity
Security Name	:	Class B Non-voting Common Stock
Minimum Number of Shares Offered	:	8,000
Maximum Number of Shares Offered	:	856,000
Price per Share	:	$1.25
Pre-Money Valuation	:	$25,000,000.00

Forward-Looking Information

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based Perks:

Friends & Family:

Invest within the first 96 hours and receive 6% bonus shares.

Early Bird:

Invest within the following 72 hours and receive 5% bonus shares.

Time Running Out:

Invest within the next 72 hours and receive 4% bonus shares.

Last Chance:

Invest within the following 4 days 96 hours and receive 3% bonus shares.

Volume-Based Perks:

Tier 1:

$500 – Receive an IZO hat and 1% bonus shares.

Tier 2:

$1,000 – Receive an IZO hat and flask and 2% bonus shares

Tier 3:

$5,000 – Receive 2 IZO hats and 2 flasks and 3% bonus shares

Tier 4:

$10,000 - Receive 2 IZO hats, 2 Flasks, 2 IZO Mezcal Glasses and 4% bonus shares

Tier 5:

$20,000 - Receive 2 IZO hats, 2 Personalized Flasks, a Set of 4 IZO Crystal Glasses and a Case of 6 of our IZO Spirits and 7% bonus shares

Tier 6:

$50,000 – Receive 2 IZO hats, 2 Personalized Flasks, a Set of 4 IZO Crystal Glasses, All 8 of the IZO Products and Dinner with the IZO Directors (at least 2 of the 4) at Javier's Restaurant in La Jolla and 10% bonus shares

The 10% StartEngine Owners' Bonus

Izo Spirits, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Non-voting Common Stock at $1.25 / share, you will receive 110 shares of Class B Non-voting Common Stock, meaning you'll own 110 shares for $125. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

During the live offering, Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Inter company debt or back payments. Salary payments made to one's self, a friend or relative.

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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Paul Cordell 3 months ago

Hello, great idea for a product. Often times you find imitation products like these. I appreciate the authenticity. As and potential investor. What is an exit strategy the company has. Looking to list on the stock market. Or be acquired ? I was unsure of the investors part of the company and basically how do I some day look to make a profit on my investment. Thank You.

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